Mail Stop 3561
      December 20, 2005


Mark A. Walsh
Structured Asset Securities Corporation II
745 Seventh Avenue
New York, New York 10019

Re:	Structured Asset Securities Corporation II
	Registration Statement on Form S-3
	Registration Statement number 333-129849
	Filed on November 21, 2005

Dear Mr. Walsh,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate.
2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange
Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General

Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.
3. Please confirm that you plan to file the finalized agreements, including the exhibits to these agreements, as an exhibit to the registrant statement or under cover of Form 8-K and incorporated by reference into the registration statement prior to or at the time of each takedown or that all the material terms will have already been disclosed in the 424. Refer to 1100(f) of Regulation AB.
4. Please reevaluate the manner and content of the presented disclosure, including eliminating unnecessary boilerplate language from the transaction documents, the legalistic recitation of transaction terms and the duplicative disclosure that appears throughout the prospectus. Also, please revise the disclosure so that its relevance to the transaction is more apparent and is presented in a manner that is more focused on providing clear and understandable disclosure for investors. Refer to Section III.B of
Release No. 33-8518 and Securities Act Rule 421.
5. We note that you contemplate including mortgage-backed securities that will have been registered or be exempt from registration in the asset pool. Please confirm that you will comply with Rule 190 and also with Item 1100(b) for the presentation of information in the pool being securitized.
6. We are unable to locate any static pool discussion. Please revise to include it or provide your materiality analysis of why you believe it is not needed. By way of analogy, your discussion, if you include one, might compare the static pool with the prior performance tables required for oil well drilling or real estate partnerships which provide investors with some sense of the track record of the persons putting the deal together.

Prospectus Supplement
General
7. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions of the transaction parties referred to in Item 1119 of Regulation AB.
8. We note that you have included annexes that describe certain characteristics of the underlying properties. Please confirm that you will provide the information required by Item 1111(b)(9) in the annexes or provide the information called for by that Item.
9. We suggest explicitly incorporating the annexes into the text to remove any misunderstanding that they are not part of the prospectus or supplement.

Cover Page
10. When referring to transaction parties, please use the terminology set out in Regulation AB. Please refer to Item 1101(f) of Regulation
AB for the definition of issuing entity. In this regard, please revise the cover page to state that the certificates represent interests in the issuing entity. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of
Regulation AB.
11. We note that the base indicates more types of credit enhancement than you mention on the cover page. Please include bracketed language for additional credit enhancements or revise the base.

Table of Contents, page S-3
12. Please expand your table of contents to list all of the various subsections in the prospectus supplement and/or base prospectus to assist investors locate the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary, however, the subsections are not provided in the table of contents. Please revise accordingly.

Summary, page S-6
General
13. The current summary disclosure is very long and detailed. The summary section should be a concise and straightforward discussion.
Please revise the entire summary section to provide a brief overview of the key aspects of the transaction and provide a cross-reference to more detailed disclosure presented in the prospectus. Refer to
Item 1103 of Regulation AB and Item 503 of Regulation S-K.
14. Consider including a graphical illustration or flow chart of the structure of the securities offered (including, for example, the flow of funds, or any subordination features) and any other features in the transaction. Refer to Item 1103(a) of Regulation AB.
15. Please provide a brief summary of events that can trigger liquidation or amortization of the asset pool or other triggers that would alter the transaction structure or flow of funds. Refer to
Item 1113(a)(7) of Regulation AB.
16. Please provide the delinquency and loss information required by
Items 1111(c) and 1100(b).

Introduction to the Transaction, page S-6
17. We note your statement on pages S-8, S-151 of the prospectus supplement and on page 68 of the base prospectus that specific information on the trust fund assets,

together with the pooling and servicing agreement with respect to the certificates, will be filed on a report on Form 8-K within fifteen days after the initial issuance. Please be advised that finalized agreements, including the exhibits to these agreements, should be filed as an exhibit to the registration statement or under cover of
Form 8-K and incorporated by reference into the registration statement at the time of each takedown to the extent that any material terms have not been disclosed in the 424. Please revise accordingly.

The Initial Master Servicer page S-152
18. Please delete the second sentence of the second paragraph of this section. The issuer and underwriter may not disclaim this information in the registration statement. Remove all similar disclaimers elsewhere in the filing.

Evidence of Compliance, page S-188
19. This section appears not to have been updated to reflect Regulation AB. Please revise.
20. We were unable to locate a discussion of your reporting obligations under the `34 Act. Please direct us to it in the next amendment.
21. Also, when you provide us with a copy of your pooling and servicing agreement, please mark the provisions showing that it has been revised to conform to the requirements of Reg AB concerning Item
1122 and `34 Act reporting obligations.

Reports to Certificateholders; Available Information, page S-240
22. Please confirm that Annex D referred to on page S-241 will contain the information required by Item 1121 or revise to provide the information required under that Item.
23. Refer to the second full paragraph on page S-242. Please either delete or revise to clarify that any information made available by or duplicated in Exchange Act filings is available to anyone.
24. Similarly revise the fifth paragraph on page S-242 to clarify that the party signing Exchange Act reports is responsible for the information in those reports.

Information Available Electronically, page S-243
25. We are unsure what relation this discussion has to the filings required by the Exchange Act which are required to be signed by the depositor or the servicer. Please clarify and, if necessary, revise your pooling and servicing agreement.


Ratings, page S-269
26. Please delete the final paragraph on page S-270. We note that you do not interpret any of the other information provided to investors in this prospectus.

Base Prospectus
Summary

One or More Trust Assets, page 5
27. Please tell us why this description is consistent with the requirement for a discrete pool. Consider revising your disclosure to clarify what you mean by this section.

The Governing Documents, page 5
28. We note your disclosure in the second bullet point on page 6.
Please confirm that the no non-performing assets will be part of the initial asset pool.

Characteristics of the Mortgage Assets, page 6
29. Refer to the last paragraph on page 8 which lists possible assets as including mortgage participations and CMOs. Please be advised that we regard mortgage participations as securities which must either registered or sold with an exemption from registration. Obviously the same is true for CMOs, any of whose underlying assets must have the Item 1100(b) information in the 30 or 31 day buckets.
Either revise the base to clarify this or remove these as possible assets.

Substitution, Acquisition, page 9
30. It appears that you might be describing revolving or prefunding possibilities in this section. If so, please revise to clarify what you mean.
31. We are referring the first paragraph on page 10 to the Division of Investment Management and will pass along any comments we receive from them about it.

Arrangements Providing Reinvestment, page 71
32. Please revise to include a description of "guaranteed investment contracts" under "Description of Credit Support" on page.
33. Please revise to delete the catch-all reference to other agreements or arrangements referenced in the last bullet point under this subheading. Instead, disclose all forms of credit enhancement reasonably contemplated to be included in an actual takedown.


The sponsor, page 72
34. To the extent material, please describe the "size, composition and growth" of the sponsor`s past similar securitizations involving mortgage loans as well as any other information or factors related to the sponsor that may be material to an analysis of the performance of the mortgage loans. Refer to Item 1104(c) of Regulation AB.

Description of Credit Support, page 115
35. Please revise to delete the credit derivative disclosure. The derivatives you mention appear not to be permitted under Reg AB.

Part II
Exhibits
36. Confirm you will file any enhancement or support agreements and agreements related to the derivative instruments as exhibits.
Refer
to Instruction 1 to Item 1114(a) and Item 1115(a)(5), respectively.

Signatures
37. Please revise the signature page for the depositor. The registration statement should be signed by the depositor`s principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor`s board of directors or persons performing similar functions. Refer to General
Instruction
V.B. of Form S-3.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:


* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities and Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Messeret Nega at (202) 551-3316 or me at
(202)
551-3755 with any other questions.

      Sincerely,



Max A. Webb
Assistant Director




cc:	Via Facsimile
William J. Cullen, Esq.
Sidley Austin Brown & Wood LLP
(212) 839-5599
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Mark A. Walsh
Structured Asset Securities Corporation II
December 20, 2005